UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35274 / July 2, 2024

In the Matter of

FRANKLIN LEXINGTON PRIVATE MARKETS FUND
FRANKLIN TEMPLETON FUND ADVISER, LLC (f/k/a LEGG MASON
PARTNERS FUND ADVISOR, LLC)

280 Park Avenue
New York, NY 10017

(812-15545)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT GRANTING AN
EXEMPTION FROM SECTION 23(a)(1) OF THE ACT

Franklin Lexington Private Markets Fund and Franklin Templeton Fund Adviser, LLC (f/k/a
Legg Mason Partners Fund Advisor, LLC) ("Applicants") filed an application on January 31,
2024, and an amendment to the application on May 8, 2024, for an order under section 6(c) of
the Investment Company Act of 1940 ("Act") for an exemption from section 23(a)(1) of the Act
to permit certain registered closed-end management investment companies and business
development companies to pay advisory fees in shares of their common stock.

On June 6, 2024, a notice of the filing of the application was issued (Investment Company Act
Release No. 35214). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 23(a)(1) of the Act, requested by Applicants (File No. 812-15545), is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.